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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
AUG 18 2017
Washington DC
412

SEC FILE NUMBER
8-69578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2016 (MM/DD/YY) AND ENDING 06/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YR SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 W 21ST STREET SUITE 105
(No. and Street)

NORFOLK VA 23517
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BILL ROACH OR JENNIFER MORELEN 757-961-0067 X 103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

Securities and Exchange Commission
Trading and Markets
AUG 18 2017
RECEIVED

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM T ROACH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YR SECURITIES LLC, as of JUNE 30TH, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JENNIFER LEE MORELEN
NOTARY
PUBLIC
REG. #7248752
MY COMMISSION
EXPIRES
7/31/21
COMMONWEALTH OF VIRGINIA

Notary Public

W-TR
Signature

Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of VA
County of Norfolk
Subscribed and sworn to (or affirmed) before me on this 15th day of August, 2017 by William T Roach proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Jennifer Morelen #7248752

YR Securities, LLC
Table of Contents
June 30, 2017


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Members
Y R Securities, LLC.

We have audited the accompanying balance sheet of Y R Securities, Inc. as of June 30, 2017, and the related statement of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Y R Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Y R Securities, Inc. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Y R Securities, Inc.'s financial statements. The supplemental information is the responsibility of Y R Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
August 15, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

YR Securities, LLC
Balance Sheet
June 30, 2017

ASSETS

Cash	$45,227
Commissions Receivable	1,642
Prepaid Expenses	3,189
Total Current Assets	50,058
TOTAL ASSETS	$50,058

LIABILITIES & EQUITY

Liabilities	
Accrued Expenses	$9,011
Total Current Liabilities	9,011
Members' Equity	
Members' Equity	41,047
Total Members' Equity	41,047
TOTAL LIABILITIES & MEMBERS' EQUITY	$50,058

See accompanying notes to financial statements.

YR Securities, LLC
Statement of Income
June 30, 2017

INCOME/EXPENSE	
INCOME	
Commission Income	$96,928
TOTAL INCOME	96,928
EXPENSE	
Computer and Internet Expenses	1,945
Regulatory Fees	4,038
Insurance Expense	11,237
Professional Fees	12,850
Rent Expense	4,200
Other Expense	2,116
TOTAL EXPENSE	36,386
NET INCOME	$60,542

See accompanying notes to financial statements.

YR Securities, LLC
Statement of Changes in Members' Equity
June 30, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity	Members' Equity
BALANCE AT JUNE 30, 2016	$100	$98,800	($21,950)	$77,310	
Redemption of Shares	(100)			(100)	
Distribution		(96,705)		(96,705)	
Net Income for the period July 1, 2016 to May 4, 2017			42,721	42,721	
BALANCE AT MAY 4, 2017		2,095	21,131	23,226	
Transfers to Members' Equity		(2,095)	(21,131)	(23,226)	$23,226
BALANCE AT MAY 5, 2017					23,226
Net Income for the period May 5, 2017 to June 30, 2017					17,821
BALANCE AT JUNE 30, 2017	$ -	$ -	$ -	$ -	$41,047

See accompanying notes to financial statements.

YR Securities, LLC
Statement of Cash Flows
June 30, 2017

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (loss)		$60,543
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
(Increase) decrease in:		
Commissions receivable	$363	
Prepaid expenses	(676)	
(Decrease) increase in:		
Accounts payable and accrued expenses	(989)	
Payables, related party	(5,040)	
Total adjustments		(6,342)
NET CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN) OPERATING ACTIVITIES		54,201
NET CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN) INVESTING ACTIVITIES		-
Capital distributions	(96,806)	
NET CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN) FINANCING ACTIVITIES		(96,806)
NET CASH INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(42,605)
CASH AND CASH EQUIVALENTS AT JUNE 30, 2016		87,832
CASH AND CASH EQUIVALENTS AT JUNE 30, 2017		$45,227
SUPPLIMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest:	$ -	
Income taxes:	$ -	

See accompanying notes to financial statements.

(1) ORGANIZATION

YR Securities Inc ("YRS" or "Firm") is currently organized as a Limited Liability Company (LLC) in Virginia. On May 5th, 2017, the Firm elected to create a name change to YR Securities LLC in order to be consistent with their tax filing status. As of September 23rd, 2015, the Firm became a registered broker/dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). YRS is a limited service financial firm headquartered in Norfolk, Virginia. The Firm engages business with various mutual fund and insurance companies where all accounts are held directly at the fund or insurance companies. Revenue is earned through commission trails on transactions and fee trails based on a percentage of account values held with its customers. The majority of the Firm's customers are located in the southeastern United States.

(2) ACCOUNTING AND REPORTING PRINCIPLES

The accounting and reporting policies of the Firm are in accordance with accounting principles generally accepted in the United States of America (US GAAP). The following is a summary of the more important accounting policies followed by the Firm:

(a) REVENUE

YRS generates revenue through mutual fund commission income and variable annuity life trails. The Firm primarily receives mutual fund commission income from three third parties, VOYA, Mass Mutual and American Funds. When a transaction is completed, the third party completes the commission income for YRS. YRS then receives the statement from each provider subsequent to the transactions. These are received either weekly or monthly, most of which are in the form of reoccurring trails. The Firm then records the commission income based on the information received from the third-party statements.

YRS primarily receives trailing variable annuity commission income from three third parties, VOYA, Pacific Life and John Hancock. The commission income is earned off of a percentage of premium, or purchase payments and/or reoccurring trails on account value investments. YRS receives the statement from each provider subsequent to the transactions. These are received either weekly or monthly. The Firm then records the commission income based on the information received from the third party.

(b) COMMISSION RECEIVABLE

The Firm follows the accrual model of accounting; for commissions earned but not yet received, in a certain period, the Firm reports these values as an asset on its balance sheet and as commission income on its income statement.

(c) INCOME TAXES

The Firm is organized as an LLC, treated as a partnership for tax purposes and is not subject to income taxes in any jurisdiction. Each partner is responsible for the tax liability, if any, related to its proportionate share of the Partnership's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

(3) CONCENTRATIONS OF CREDIT RISK

The Firm is engaged in various trading and brokerage activities in which counter-parties primarily include broker/dealers, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

(4) GUARANTEES

FASB ASC 460, Guarantees, requires the Firm to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Firm has issued no guarantees at June 30, 2017 or during the year then ended.

(5) SUBSEQUENT EVENTS

The Firm has evaluated subsequent events to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. No material items were noted.

(6) TRANSACTIONS WITH RELATED THIRD PARTIES

Expenses discussed in this note are allocated under various methods determined by YRS and Related Parties and are subject to change.

The Firm has a general expense sharing agreement in place and pays rent expense to Dominion Capital Partners.

Dominion Capital Partners is an LLC created to share rent and office overhead expenses between three partners. One of those three partners is also an owner of YR Securities. The Firm has a sublease agreement in place with Dominion Capital that outlines the details of these rent transactions.

The Firm's total rent expense for July 1, 2016 through June 30, 2017 was $4,200.
$310/month rent
$120/month for four months of late fees

Schedule of future rent payments:

2017	$310/month	$3,720/year
2018	$320/month	$3,840/year

The Firm's total shared expenses for July 1, 2016 through June 30, 2017 were $3,720 in rent and $480 in rent late fee expenses, totaling $4,200.

(7) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) has established the Accounting Standards Codification (Codification or ASC) as the authoritative source of generally accepted accounting principles (GAAP) recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (ASUs).

Management has reviewed the accounting updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ended June 30, 2017. Based upon this review, the Firm has implemented the pronouncements that require adoption, if any, and disclosed them in the appropriate footnote. Management has also concluded that the remaining pronouncements have either limited or no application to the Firm and, in all cases, implementation would not have a material effect on the financial statements taken as a whole.

(8) NET CAPITAL REQUIREMENTS

YRS is a registered broker/dealer in securities with FINRA. The Firm is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) ("the Rule"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 8 to 1 in the first year of business and 15 to 1 thereafter.

At June 30, 2017, the Firm had net capital, as defined, of $37,857 which was $32,857 in excess of its required net capital of $5,000. The Firm's aggregate indebtedness to net capital ratio was .24 to 1.00.

SUPPLIMENTAL INFORMATION

YR Securities, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
June 30, 2017

Schedule I

NET CAPITAL COMPUTATION	
Total Assets	$50,058
Total Liabilities	(9,012)
Net Capital	41,046
Less:	
Non-allowable Assets (prepaids)	(3,189)
Net Capital before haircuts on securities positions (TNC)	37,857
Haircuts	-
NET CAPITAL	37,857
Basic Net Capital Requirement (Dollar basis)	5,000
Basic Net Capital Requirement (AI/15)	601
Net Capital Requirement	5,000
Excess Net Capital	$32,857

AGGREGATE INDEBITEDNESS	
Total liabilities	
Aggregate Indebtedness	$9,011
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	23.8%

NOTE: The above computations do not differ materially from the Firm's computations, as shown on its FOCUS Report Form X-17 A-5 Part II-A, dated June 30, 2017.

YR Securities, LLC
Statement Regarding SEC Rule 15c3-3
June 30, 2017

Schedule II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER RULE 15C3-3 OF THE SEC:

The Firm operates under the exceptive provision of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SEC:

The Firm is subject to the exceptive requirements of Rule 15c3-3 of the SEC and did not maintain possession or control of any customer funds or securities for the year ending in June 30, 2017.

Y R Securities, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2017


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Y R Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Y R Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Y R Securities, Inc. stated that Y R Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Y R Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Y R Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
August 15, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

YR Securities

711 W 21st Street Suite 105 Norfolk, VA 23517 (P) 757-961-0067 x 103

August 15, 2017

Assertions Regarding Exemption Provisions

We, as members of management of YR Securities ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended June 30, 2017.

YR Securities

By:



William T. Roach
Principal